March 6, 2017

Michael Clampitt

Senior Counsel

Office of Financial Services

United State Securities and Exchange Commission

Washington, DC 20549

RE:                          ACNB Corporation

Registration Statement on Form S-4

Filed February 6, 2017

File No. 333-215914

Dear Mr. Clampitt:

On behalf of ACNB Corporation (“ACNB”), we hereby submit the following responses to your comment letter dated as of March 2, 2017 relating to ACNB’s Registration Statement on Form S-4 as filed on February 6, 2017 (File No. 333-215914).  On March 6, 2017, Amendment No. 1 to Form S-4 (the “Amendment”) was filed.

Each response is preceded by the specific comment contained in your comment letter and numbered accordingly.

Prospectus Cover Page

1.              Please disclose the approximate total merger consideration as of the date that the merger was announced, as well as for a recent date. In addition, disclose the value of one share of New Windsor on the date of the announcement based on ACNB’s price on that date and the exchange ratio.

The Prospectus Cover Page has been revised in accordance with this comment. However, the initial values used were based on the November 21, 2016, the last trading date prior to the date of the public announcement of the merger rather than the date of the announcement since the merger was announced before market opened on November 22, 2016. Please see the cover page of the Amendment.

Summary, page 6

2.              Please disclose the percentage ownership that New Windsor stockholders will have in the combined company following the completion of the merger.

The Summary has been revised in accordance with this comment. Please see the Summary of the Amendment.

Proposal 1: The Merger, page 44

3.              Refer to Section 3.26 of the Merger Agreement and your disclosure regarding the financial analysis presented by Commonwealth Advisors to ACNB regarding the merger. Please tell us how you considered providing the disclosure required by Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A with respect to the fairness opinion provided by Commonwealth Advisors. Also please tell us how you considered filing such opinion as an exhibit to the registration statement. Refer to Item 21(c) of Form S-4.

Commonwealth Advisors was retained by ACNB to advise only the board of directors of ACNB. The financial analysis of Commonwealth Advisors of the transaction and the fairness opinion are directed solely to the board of directors of ACNB, were developed from ACNB’s perspective only, and were not intended to be used by New Windsor or its stockholders in any capacity or for any purpose. In addition, Commonwealth Advisor’s financial analysis and fairness opinion were not shared with New Windsor’s board of directors or New Windsor’s financial advisors.

Therefore, Commonwealth Advisor’s financial analysis was omitted from the Registration Statement on Form S-4 and its fairness opinion was not filed as an exhibit to the Form S-4 due to the fact that ACNB’s shareholders are not voting on the transaction, the materials were not received by New Windsor’s board of directors or financial advisors, and as such, these materials are neither material nor relevant to New Windsor’s stockholders consideration of whether or not to vote in favor of the transaction.

Net Present Value Analyses, page 65

4.              We note that each of New Windsor and ACNB provided Sandler O’Neill with internal financial projections to December 31, 2020. Please disclose these projections to the extent that they materially impacted Sandler O’Neill’s net present value analyses.

The Prospectus has been revised at page 52 in accordance with the comment.

The Amendment has been filed as of today’s date and revised as appropriate in response to your comments.  If you have any additional comments, please contact the undersigned.

Sincerely,

/s/ Erik Gerhard

Erik Gerhard

cc:                                David Lin

Thomas A. Ritter

Lynda L. Glass

Noel M. Gruber, Esq.